SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 6 March 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   X        Form 40-F _____

Enclosures:
Interim results and dividend announcement number 53 for the six months ended
31 December 2005

sasol limited
group interim
financial report
and declaration of dividend number
     53 for the six months ended
               31 December 2005

significant earnings growth
higher international oil prices
major capital projects advanced – R6,1 bn
gearing reduces to 29%
interim dividend increased by 22%

at
31 Dec
31 Dec
30 June
2005
2004
2005
Reviewed
Reviewed
Audited
Restated
Restated
Rm
Rm
Rm
ASSETS
Property, plant and equipment
60 796
50 672
56 550
Goodwill
483
580                 509
Intangible assets
1 763
1 987
1 900
Post-retirement benefit assets
275
231                 300
Deferred tax assets
416
507                 409
Other long-term assets
2 570
1 908
2 212
Non-current assets
66 303
55 885
61 880
Investment held-for-sale
41
—
41
Inventories
11 001
9 208
9 995
Trade and other receivables
12 832
11 346
12 384
Short-term financial assets
17
8                178
Cash restricted for use
598
447              1
002
Cash
2 940
2 974
2 509
Current assets
27 429
23 983
26 109
Total assets
93 732
79 868
87 989
EQUITY AND LIABILITIES
Shareholders’ equity
48 665
37 494
43 533
Minority interest
313
379                 253
Total equity
48 978
37 873
43 786
Long-term debt
13 754
10 746
12 951
Long-term provisions
3 458
2 430
2 954
Post-retirement benefit obligations
2 998
2 843
2 970
Long-term deferred income
1 020
221                 763
Deferred tax liability
6 446
6 164
6 286
Non-current liabilities
27 676
22 404
25 924
Short-term debt
1 987
4 609
3 300
Short-term financial liabilities
838
2 127
792
Other current liabilities
13 096
9 455
11 572
Bank overdraft
1 157
3 400
2 615
Current liabilities
17 078
19 591
18 279
Total equity and liabilities
93 732
79 868
87 989
balance sheet

for the period ended
half-year
half-year
full year
31 Dec
31 Dec
30 June
2005
2004
2005
Reviewed
Reviewed
Audited
Restated
Restated
Rm
Rm
Rm
Turnover
40 256
33 806
69 239
Cost of sales and services rendered
(22 981)
(21 496)
(42 267)
Gross profit
17 275
12 310
26 972
Non-trading income
165
227                 417
Marketing and distribution expenditure
(2 590)
(2 652)
(5 097)
Administrative expenditure
(1 877)
(1 955)
(4 075)
Other operating expenditure
(1 376)
(926)
(3 802)
Share-based payment expense
(84)
(68)
(137)
Currency translation losses
(418)
(457)
91
Operating profit
11 095
6 479
14 369
Dividends and interest received
142
68                 149
Income from associates
81
81                 184
Borrowing costs (net of costs capitalised)
(269)
(362)
(587)
Net income before tax
11 049
6 266
14 115
Taxation
(3 662)
(2 293)
(4 568)
Earnings
7 387
3 973
9 547
Attributable to
Shareholders
7 295
3 915
9 437
Minority shareholders
92
58                 110
7 387
3 973
9 547
Basic earnings per share
– attributable earnings basis
cents
1 179
639              1
537
– headline earnings basis
cents
1 158
692              1
727
Diluted earnings per share*
– attributable earnings basis
cents
1 152
629              1
511
– headline earnings basis
cents
1 131
681              1
697
Dividends per share
– interim**
cents
280
230                 230
– final
cents
310
* Taking the Sasol Share Incentive Scheme into account.
**The interim dividend was declared subsequent to 31 December 2005 and is presented for information purposes only. No provision regarding this interim dividend has been recognised.
income statement

for the period ended
half-year
half-year
full year
31 Dec
31 Dec
30 June
2005
2004
2005
Reviewed
Reviewed
Audited
Restated
Restated
Rm
Rm
Rm
Balance at beginning of period as
previously reported
35 400
35 400
Share-based payment expense
– prior year adjustment
2
2
Balance at beginning of period restated
43 786
35 402
35 402
Negative goodwill written off
—
610                  610
Shares issued during period
258
129                  311
Earnings for period
7 295
3 915
9 437
As previously reported
3 983
9 573
Share-based payment expense
(68)
(136)
Dividends paid
(1 920)
(1 440)
(2 856)
Movement in foreign currency translation
reserve
(629)
(745)
313
Increase in share-based payment expense
reserve
84
68                  137
Movement in cash flow hedge accounting
reserve
44
(72)
552
Movement in minority interest
60
6                (120)
Balance at end of period
48 978
37 873
43 786
Comprising
Share capital
3 461
3 021
3 203
Accumulated earnings
50 410
40 933
45 035
Foreign currency translation reserve
(1 965)
(2 398)
(1 336)
Share repurchase programme
(3 647)
(3 647)
(3 647)
Share-based payment expense reserve
695
542                  611
Investment fair value reserve
2
2                     2
Cash flow hedge accounting reserve
(291)
(959)
(335)
Shareholders’ equity
48 665
37 494
43 533
Minority interest
313
379                  253
Total equity
48 978
37 873
43 786
statement of changes in equity

for the period ended
half-year
half-year
full year
31 Dec
31 Dec
30 June
2005
2004
2005
Reviewed
Reviewed
Audited
Rm
Rm
Rm
Cash receipts from customers
39 461
33 506
68 263
Cash paid to suppliers and employees
(27 310)
(25 703)
(49 451)
Cash generated by operating activities
12 151
7 803
18 812
Investment income
144
92                  169
Borrowing costs paid
(688)
(729)
(1 523)
Tax paid
(1 732)
(1 785)
(3 753)
Dividends paid
(1 920)
(1 440)
(2 856)
Cash retained from operating activities
7 955
3 941
10 849
Additions to property, plant and equipment
(6 044)
(5 781)
(12 414)
Acquisition of businesses
(147)
—                    —
Disposal of businesses
596
24                    36
Cash disposed of on disposal of businesses
(1)
(47)
(94)
Other net (expenditure in)/proceeds
from investing activities
(328)
192                  245
Cash utilised in investing activities
(5 924)
(5 612)
(12 227)
Share capital issued
258
129                   311
Dividends paid to minority shareholders
(39)
(53)
(64)
Increase in long-term debt
335
2 172
4 165
(Decrease)/increase in short-term debt
(1 010)
1 081
(440)
Cash effect of financing activities
(456)
3 329
3 972
Translation effects on cash and cash
equivalents of foreign entities
(90)
(114)
(175)
Increase in cash and cash equivalents
1 485
1 544
2 419
Cash and cash equivalents*
– balance at end of period
2 381
21                 896
– less balance at beginning of period
896
(1 523)
(1 523)
Increase in cash and cash equivalents
1 485
1 544
2 419
*Comprising cash restricted for use, cash and bank overdraft.
cash flow statement

for the period ended
half-year
half-year
full year
31 Dec
31 Dec
30 June
2005
2004
2005
Restated
Restated
Rm
Rm
Rm
Selected ratios
Operating margin
%
27,6
19,2
20,8
Borrowing cost cover
times
16,5
9,1
9,6
Dividend cover
times
4,2
2,8
2,8
Share statistics
Total shares in issue
million
680,5
673,9
676,9
Treasury shares (share
repurchase programme)
million
60,1
60,1
60,1
Weighted average number of shares
million
618,5
612,4
613,8
Diluted weighted average
number of shares
million
633,0
622,5
624,4
Share price (closing)
Rand
226,50
121,00
180,80
Market capitalisation
Rm
154 133
81 542
122 379
Net asset value per share
Rand
78,45
61,08
70,58
Other financial information
Total debt (including bank
overdraft)
– interest bearing
Rm
16 598
18 731
18 865
– non-interest bearing
Rm
300
24
1
Borrowing costs capitalised
Rm
536
434
1 116
Capital commitments
– authorised and contracted
Rm
10 249
9 877
11 429
– authorised, not yet contracted
Rm
5 008
10 787
7 740
Guarantees and contingent liabilities
– total amount
Rm
31 979
27 974
33 122
– liability on balance sheet
Rm
10 986
6 689
11 230
Significant items in operating profit
– employee costs
Rm
4 597
4 748
8 782
– depreciation of property,
plant and equipment
Rm
1 783
1 803
3 591
Effective tax rate
%
33,1
36,6
32,4
Number of employees
number
30 185
30 150
30 004
salient features

for the period ended
Reconciliation of headline earnings
half-year
half-year
full year
31 Dec
31 Dec
30 June
2005
2004
2005
Restated
Restated
Rm
Rm
Rm
Attributable earnings
7 295
3 915
9 437
Capital effects
(200)
221               1
275
Impairment of assets
99
242               1
078
Reversal of impairment
(140)
—                    —
Profit on disposal of business
(199)
—                  (40)
Profit on sale of participation
rights in GTL
—
(33)
(33)
Profit on disposal of assets
(12)
(9)                  (20)
Scrapping of property, plant and
equipment
52
21                 290
Deferred tax asset written off
—
111                 122
Tax effect on reconciling items
67
(7)                (235)
Headline earnings
7 162
4 240
10 599
Capital effects by operating segment
Mining
(2)                    6
23
Synfuels
(29)                 (14)
(110)
Liquid Fuels Business
(7)
(6)
(63)
Gas
133                   —
—
Synfuels International
—
33
33
Olefins and Surfactants
121
(248)
(783)
Polymers
5                 (11)
(12)
Solvents
—                 —
(382)
Other
(21)                 19                   19
200               (221)
(1
275)
The reader is referred to the definitions contained in the 2005 Sasol Limited annual financial statements.
salient features
(continued)

segment report
half-year
half-year
full-year
Dec 2005
Dec 2004
June 2005
Rm
Rm
Rm
Contribution to group turnover
•
Mining
705                626
1 471
•
Synfuels
462
408
820
•
Liquid Fuels Business
15 539
11 091
23 525
•
Gas
814                715
1 408
•
Synfuels International
119
—
—
•
Olefins and Surfactants
9 835
8 791
18 040
•
Polymers
3 907
3 617
7 199
•
Solvents
4 364
3 875
8 063
•
Other
4 511
4 683
8 713
40 256
33 806
69 239
half-year
half-year
full-year
Dec 2005
Dec 2004
June 2005
Restated
Restated
Rm
Rm
Rm
Operating profit*
•
Mining
636                 533
1 239
•
Synfuels
7 336
3 686
7 546
•
Liquid Fuels Business
1 125
763
1 892
•
Gas                                         780
470
931
•
Synfuels International
(256)
(52)
(201)
•
Olefins and Surfactants
290
(136)
(231)
•
Polymers
394                 569
1 475
•
Solvents
516                 551
1 238
•
Other
274                   95                480
11 095
6 479
14 369
*Taking into account the effect of capital items. Refer salient features for further detail.
Dec 2005
turnover
Dec 2005
operating profit

a pleasing performance
Attributable earnings for the first half of the financial year 2006 (the 'interim period') increased by 86%
from R3,9 billion to R7,3 billion. Headline earnings per share increased by 67% to R11,58. In US dollar terms, attributable earnings per share of US$1,81 represented a 76% increase.
IFRS 2, which refers to share-based payments, applied from 1 July 2005 resulted in attributable earnings diluting by R84 million and headline earnings per share reducing by 14 cents during the interim period.
Previous years’ comparative information has been restated accordingly.
higher international oil prices
Operating profit increased by R4,6 billion (71%) to R11,1 billion. Higher average international oil prices
(dated Brent US$59,21/b versus US$42,77/b) boosted operating profit by about R2,9 billion, taking into account the negative effect of the Sasol Synfuels oil production hedge incurred in the previous reporting period of R0,7 billion. This benefit was enhanced by the positive impact of the weaker rand (average rate
R6,52: US$1,00 versus R6,21: US$1,00), which increased operating profit by approximately R0,6 billion.
The currency effects manifested themselves across all of Sasol's businesses. The benefit of higher international oil prices was, however, only realised in the energy and fuel-related businesses with adverse effects being experienced in the chemical businesses because of higher oil-derivative feedstock costs.
Furthermore, margins were adversely affected in most of the chemical businesses by a reduction in international chemical commodity prices.
major capital projects advanced
Cash flow capital expenditure amounted to R6,1 billion. Major projects advanced included the fuel quality enhancement and polymer expansion project (Project Turbo) in South Africa, the Oryx gas to-liquids (GTL)
venture in Qatar and the Arya Sasol polymers project in Iran.
gearing reduced
Gearing (net debt as a percentage of shareholders' equity) reduced from 42% at 31 December 2004 to 29%. Gearing is expected to return to within our targeted range of 30% to 50% by the end of the financial year 2006.
interim dividend increased
The interim dividend declared of R2,80 per share represents a 22% increase compared to the previous interim dividend declared.
sasol mining
The operating profit of Sasol Mining of R636 million was R103 million (19%) better than the previous comparable reporting period, mainly because of slightly higher sales volumes and selling prices.
sasol synfuels
Primarily because of higher oil prices and slightly higher production volumes, Sasol Synfuels achieved an increase in operating profit of 99% to R7 336 million. The increase in production volumes resulted from the shift of a planned shutdown from September 2005 to September 2006. Higher intake of natural gas from

Mozambique also contributed to improved plant stability. Regrettably, a number of short, unscheduled shutdowns occurred during the period under review. The causes are being addressed to avoid reoccurrence.
sasol liquid fuels business (LFB)
Higher refinery margins, improved sales volumes and some benefit from a weaker rand increased operating profit in our liquid fuels business by 47% to R1 125 million.
The expansion of the dual brand (Sasol and Exel) retail network advanced successfully and market share objectives were met.
The proposed merging of our liquid fuels business with Engen was considered at the Competition Tribunal during October 2005. The ruling announced by the Competition Tribunal on 23 February 2006, prohibiting the merger, is being studied and a response is being formulated together with Petronas of Malaysia. The
Black Economic Empowerment (BEE) component of this merger advanced successfully with the announcement during the period under review of our broad-based Tshwarisano LFB Investments transaction. Likewise, the implications of the ruling on this transaction are being considered.
sasol gas
Primarily driven by higher selling prices and moderate sales volume increases, both to external customers and Sasol businesses, operating profit increased by 66% to R780 million including a capital profit of R199 million. On 1 July 2005 the South African Government, through its gas pipeline development company
iGas, acquired a 25% stake in Republic of Mozambique Pipeline Investments Company (Pty) Limited
(ROMPCO), which owns the natural gas pipeline between Mozambique and South Africa.
sasol synfuels international
This business hosts the growth ambitions of the group relating to GTL and coal-to-liquid (CTL) ventures. Its costs are associated with advancing the Qatar and Nigeria GTL projects and evaluating others in accordance with our strategic objective to build these global businesses. Costs rose to R256 million in this period as a direct consequence of increased activity in this respect. We expect our Oryx GTL plant to come into operation during the second quarter of 2006.
sasol olefins and surfactants (O&S)
The operating profit of Sasol O&S of R290 million is R426 million better than the operating loss achieved during the previous comparable reporting period, mainly because of non-recurring impairment costs incurred during the previous period and the reversal of impairment costs relating to the Octene train-3 project that were previously written off. Excluding these capital effects, the operating profit amounted to
R169 million, which was R57 million (51%) higher than the first half of the previous financial year.
Oil-derivative feedstock costs reached record high levels although most of these increases were recovered through increased product pricing and continuing cost optimisation initiatives. The results of O&S were also negatively impacted by Hurricane Rita which caused our Lake Charles site to close down for almost a month. Towards the end of the reporting period, detergent-range alcohol prices started to come under pressure in anticipation of significant oleochemical-based capacity additions coming on stream in South
East Asia.

sasol polymers
Higher oil-derivative feedstock costs from Sasol Synfuels could not be fully recovered through higher polymer selling prices resulting in significantly depressed margins. Sasol Polymers achieved an operating profit of R394 million, which was 31% lower than the comparable result of the previous period.
sasol solvents
After an extraordinary previous year characterised by unprecedented high selling prices and margins, market conditions in the solvents industry normalised. Operating profit of R516 million was R35 million
(6%) lower than the comparable result of the previous reporting period.
other businesses
Sasol Nitro's performance improved because of higher ammonia prices and pleasing results from our explosives business. The fertiliser business experienced trading difficulties because of lower sales resulting from high maize inventories and reduced plantings because of late rains.
The operating profit of Sasol Wax was lower than in the previous period mainly because of currency effects and higher oil-derivative feedstock cost increases that were not recovered through selling prices.
basis of preparation and accounting policies
The condensed consolidated interim financial report for the six months ended 31 December 2005 has been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting
Standards (IFRS) (in particular International Accounting Standard 34 Interim Financial Reporting) and the
South African Companies Act, 1973, as amended.
Except as otherwise disclosed, the accounting policies applied in the presentation of the interim financial report are consistent with those applied for the year ended 30 June 2005.
The following accounting standards were adopted by Sasol with effect from 1 July 2005:
● IFRS2 Share-based payment (with retrospective application);
● IFRS4 Insurance contracts;
● IAS21 The effect of changes in foreign exchange rates;
● IAS24 Related party disclosure;
● IAS32 Financial instruments: disclosure and presentation; and
● IAS39 Financial instruments: recognition and measurement.
The provisions of IFRS2 Share-based payment have been applied retrospectively and comparative information restated accordingly. IFRS2 requires that every business accounts for the effects of its share-
based payment expenses on profit and its financial position, including the effects of share options granted to employees. The effect of the adoption of this standard is set out in the interim financial report. Basic earnings and diluted earnings per share were reduced by 11 cents for the six months ended 31 December
2004 and 22 cents for the year ended 30 June 2005.
The adoption of the remaining standards had no material effect on the financial results and financial position of the group.
Further details will be provided in the annual report for the year ending 30 June 2006.

related party transactions
The group, in the ordinary course of business, enters into various sale and purchase transactions on an arm's length basis at market rates with related parties.
disposal of businesses
On 1 July 2005, a 25% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited
was sold to iGas (Pty) Limited in terms of the shareholders' agreement. A profit of R199 million was realised on this transaction.
The group is advancing the process of preparing its Olefins & Surfactants business for sale.
post-balance sheet date events
The 2006 budget presented by the Minister of Finance, South Africa, made reference to a task force being appointed to investigate a windfall tax which may affect Sasol. The company is still studying the proposals and will be engaging with government to obtain further information on the proposed investigation. Sasol will cooperate with the proposed task force and is confident that, once all of the pertinent facts have been scrutinised, an outcome will result in which the interests of all stakeholders would be addressed.
On 23 February 2006, the South African Competition Tribunal prohibited the merger between
Sasol Oil (Pty) Limited and Engen Limited.
changes in contingent liabilities since 30 June 2005
The South African Competition authorities received a complaint against Sasol Oil (Pty) Limited in
April 2003. The competition authorities found against Sasol that it was a dominant firm whose conduct met the test required in establishing prohibited price discrimination. The company filed a notice of appeal which was heard and upheld by the South African Competition Appeal Court.
principal foreign currency conversion rates
The economic indicators used in preparing the interim report were:
One unit of foreign
31 Dec
31 Dec
30 June
currency equals
2005
2004
2004
Rand/US$ (closing rate)
6,33
5,66
6,67
Rand/US$ (average rate)
6,52
6,21
6,21
Rand/euro (closing rate)
7,49
7,70
8,07
Rand/euro (average rate)
7,85
7,82
7,89
independent review by the auditors
The condensed consolidated balance sheet at 31 December 2005 and the related condensed consolidated statements of income, changes in equity and cash flow for the six months then ended have been reviewed by our auditors, KPMG Inc. Their unmodified review report is available for inspection at the registered office of Sasol Limited.

profit outlook
Assuming lower oil and commodity chemical prices and a stronger rand relative to the first half, earnings in the second half of the financial year are expected to be considerably lower than the first half year although pleasing growth in earnings for the full financial year is anticipated.
declaration of interim dividend number 53
The directors of Sasol Limited have declared an interim dividend of 280 cents per share (2004: 230 cents per share) for the six months to 31 December 2005. The dividend has been declared in the currency of the
Republic of South Africa. The salient dates are:
Last day for trading to qualify for and participate in the dividend
(cum dividend)
Friday, 31 March 2006
Trading ex dividend commences
Monday, 3 April 2006
Record date
Friday, 7 April 2006
Dividend payment date (electronic and certificated register)
Monday, 10 April 2006
On 10 April 2006, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Shareholders who have dematerialised their share certificates will have their accounts, at their Central
Securities Depository Participant or broker credited on Monday, 10 April 2006.
Share certificates may not be dematerialised or rematerialised between Monday, 3 April 2006 and Friday,
7 April 2006, both days inclusive.
On behalf of the board
P V Cox
L P A Davies
T S Munday
Chairman
Chief executive
Deputy chief executive and
chief financial officer
Sasol Limited
6 March 2006

Forward-looking statements: In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United
States Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “intend”,
“seek”, “will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-
looking statements are discussed more fully in our most recent annual report under the Securities Exchange
Act of 1934 on Form 20-F filed on 26 October 2005 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Registered office:
Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196.
P.O. Box 5486, Johannesburg 2000
Share registrars:
Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg
2001. P.O. Box 61051, Marshalltown 2107, South Africa. Tel: +27 11 370 7700.
Fax: +27 11 370 5271/2
Directors (non-executive):
P V Cox (Chairman), E le R Bradley, W A M Clewlow, B P Connellan,
M S V Gantsho, A Jain (Indian), I N Mkhize, S Montsi, J E Schrempp (German),
(executive):
L P A Davies (Chief executive),
T S Munday (Deputy chief executive and chief financial officer), V N Fakude
Company secretary:
N L Joubert
Company registration number:
1979/003231/06 , Incorporated in the Republic of South Africa
ISIN code:
ZAE000006896
Share codes:
JSE-SOL NYSE-SSL
American depositary receipt (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1
Depositary:
The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A website: www.sasol.com e-mail: investor.relations@sasol.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 March 2006
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary